Nixon Peabody LLP

Clinton Square

Rochester, New York 14604

May 25, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Perry Hindin
Catherine T. Brown
Re: Corning Natural Gas Corporation.
Registration Statement of Form S-1, File No. 333-166008, filed April 12, 2010, as amended by Amendment No. 1, filed May 10, 2010
Current Report on Form 8-K, File No. 000-00643, filed July 2, 2009

Ladies and Gentlemen:

This letter sets forth our supplemental response on behalf of Corning Natural Gas Corporation (the "Company") to item # 21 of your letter, dated May 4, 2010, based on a conversation with Mr. Perry Hindin of the SEC's Office of Mergers and Acquisitions on May 13, 2010. You have asked for a further explanation of the Company's expressed belief that there would have been no additional material disclosure to warrant holders if the Company had provided them with a tender offer statement pursuant to Rule 13e-4 nor any material additional procedural benefits to the holders if the Company had otherwise complied with that Rule and Regulation 14E, if applicable. For your convenience, we have set forth the text of your comment #21 below and attached to this letter a summary of the Company's disclosures at the time of the warrant price reduction which were comparable to the disclosures that would have been made in compliance with Rule 13e-4 and Regulation 14E.

Staff Comment:

Current Report on Form 8-K filed July 2, 2009

21 . We reviewed your Current Report on Form 8-K filed with us on July 2, 2009 that reported the amendment of your warrant agreement to reduce temporarily the per warrant cash exercise price from $19.00 to $15.00 from July 6, 2009 to August 5, 2009. Please provide us with your analysis explaining why the temporary reduction in the exercise price of the warrants was not an issuer tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E. See, e.g., Heritage Entertainment, Inc. (May 11. 1987).

Company response:

Pursuant to a Prospectus (the "2007 Rights Prospectus"), dated July 17, 2007, to Registration Statement No. 333-144292, the Company provided without charge to its existing shareholders as of July 13, 2007 one subscription right for each share held by such shareholders. Each subscription right consisted of the right to acquire for $16.00 an investment unit consisting of one share of the Company's common stock, par value $5.00 per share ("Common Stock") and a warrant to purchase 0.7 shares of Common Stock at a price of $19.00 on or before August 17, 2011. The rights were exercisable until August 17, 2007. Company shareholders were also provided oversubscription rights so that if any shareholder chose not to purchase such shareholder's investment units, other shareholders could acquire the investment units. The offering is summarized on pages 1-3 of the 2007 Rights Prospectus.

( Page 1 )

In order to raise additional capital, on June 30, 2009, the Company announced a reduction in the warrant exercise price to $15.00 per 0.7 share for exercises occurring during the period beginning on July 6, 2007 and ending on August 5, 2007 ("Announcing Release"). The press release was filed with the SEC as an exhibit to the Company's Current Report on Form 8-K, dated July 2, 2009, along with a copy of the amendment to the Warrant Agreement. The Company also filed a Prospectus Supplement on July 6, 2009 (the "Prospectus Supplement") to disclose the warrant price reduction. Each shareholder of record was sent a copy of the 2007 Rights Prospectus and the warrant agreement along with a letter of transmittal at the time of the rights offering on July 6, 2007. The Company also delivered to each warrant holder a copy of the Prospectus Supplement and the amendment to the warrant agreement at the commencement of the warrant price reduction. On August 11, 2009, following the expiration of the warrant price reduction period, the Company announced the results of the warrant price reduction ("Concluding Release"). The press release was filed with the SEC as an exhibit to the Company's Current Report on Form 8-K, on August 12, 2009. A total of 265,362 warrants were exercised at a reduced exercise price of $15.00 per share and 185,756 shares of the Company's common stock were issued. The other 37,270 warrants to purchase 26,086 shares of Common stock at $19.00 remained outstanding and exercisable in accordance with their original terms.

The Company believes its warrant holders received substantially the same procedural protections they would have received under Rule 13e-4 if the offering had been treated as a tender offer. The warrant holders received information regarding the offer through the Prospectus Supplement, the warrant agreement and the amendment to the warrant agreement, and 2007 Rights Prospectus and the information incorporated by reference therein from the Company's filings under the Securities and Exchange Act of 1934, including, without limitation, the Announcing Release and the Concluding Release (Rule 13e-4(e)(2)). A summary of the location of the information which would have been required by Schedule TO (and Regulation M-A) is attached to this letter (Rule 13e-4(d)). The offer to permit exercise of the warrants at the reduced price was available to all warrant holders . No warrant holder had a different price during the period than any other holder. The exercise period for the warrants at the reduced price extended for more than 20 business days, from July 6, 2007 until August 5, 2007, and there were no changes to the offer during the exercise period (Rule 13e-4(f)(1)). Certificates representing the shares of Common Stock purchased upon exercise of the warrants were issued promptly after completion of the exercise period (Rule 13e-4(d)). Although there offer did not permit withdrawal of any exercise of a warrant during the reduced price offer period (Rule 13e-4(2)(f)), the irrevocability of a warrant exercise was part of the terms of the security, as set forth on the reverse of the Warrant Certificate in the "Election to Purchase" contained as Appendix C to the 2007 Rights Prospectus (and filed as Exhibit 4.2 to the Registration Statement).

Conclusion

Based on the foregoing, the Company believes that there would have been no additional material disclosure to warrant holders if the Company had provided them with a tender offer statement pursuant to Rule 13e-4 nor any material additional procedural benefits to the holders if the Company had otherwise complied with that Rule and Regulation 14E, if applicable. We have reviewed with the Company the position of the SEC staff expressed in the No-action letter to Heritage Entertainment, Inc., available May　11, 1987, with respect to the applicability of Rule 13e-4 and Regulation 14E under the Exchange Act to transactions where an issuer temporarily reduces the price of outstanding warrants. Recognizing now the current position of the SEC staff, the Company would not undertake a similar temporary reduction in the price of its outstanding warrants except in compliance with Rule 13e-4 and Regulation 14E.

( Page 2 )

We have discussed with the Company the following and the Company acknowledges that:

  if the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

Please call me if you have any questions with respect to the foregoing. Thank you.

Very truly yours,
/s/ Deborah J. McLean
Deborah J. McLean

( Page 3 )

Attachment to Correspondence

Corning Natural Gas Corporation

Registration Statement of Form S-1, File No. 333-166008, filed April 12, 2010,

as amended by Amendment No. 1, filed May 10, 2010

Current Report on Form 8-K, File No. 000-00643, filed July 2, 2009

The following outlines the location of information in the following filings of Corning Natural Gas Corporation (the "Company") made under the Securities Act of 1933, as amended ("Securities Act") and the Securities Exchange Act of 1934, as amended ("Exchange Act"):

    the Company's Registration Statement on Form S-3 No. 333-144292, filed July 2, 2007, as amended on July 12, 2007 (the "Registration Statement");
    the documents filed as exhibits to the 2007 Registration Statement which included, without limitation, as Exhibit 4.1 - the form of Subscription Rights Certificate; as Exhibit 4.2 - the form of Warrant Certificate, and as Exhibit 4.3 the form of Warrant Agreement;
    the prospectus, forming a part of the Registration Statement, filed on July 16, 2007 (the "2007 Rights Prospectus");
    the prospectus supplement filed with you on July 6, 2009 (the "Prospectus Supplement"), pursuant to Rule 424(b)(3) under the Securities Act, disclosing the warrant price reduction;
    the documents and filings incorporated in the 2007 Rights Prospectus by reference, which included certain past and any future filings the Company made with the you under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the Company terminated the offering, including, without limitation:
      the Annual Report on Form 10-K for the fiscal year ended September 30, 2008, filed December 19, 2008 ("2008 10-K"), as amended by Amendment Nos. 1 and 2 filed on January 28, 2009 and February 17, 2009, respectively;
      the Proxy Statement on Schedule 14A filed on February 27, 2009 (the "2009 Proxy Statement");
      the Quarterly Report on Form 10-Q for the fiscal quarter ended March　30, 2009 ("Q2 2009 10-Q") and filed on May 12, 2009, as amended by Amendment No. 1, filed on May 15, 2009 ("Q2 2009 10-Q/A");
      the Current Report on Form 8-K, filed on July 2, 2009 ("Announcement 8-K") including Exhibit 4.1: the Amendment to the Warrant Agreement, dated as of July 1, 2009; and Exhibit 99.1: the June 30, 2009 press release announcing the reduction in price of the warrant for the offering period set forth therein (the "Announcing Release");
      the Current Report on Form 8-K, filed on August 12, 2009, including as Exhibit 99.1: the August 11, 2009 press release announcing the termination of the offering (the "Concluding Release").

( Page 4 )

Schedule TO Requirements

Item 1. Summary Term Sheet - Pages 1-3 of the 2007 Rights Prospectus contained a summary list of the material terms of that offering, which included a description of the material terms of the warrants, as well as a more detailed discussion of the terms of the warrant agreement. The Prospectus Supplement disclosed the temporarily reduced warrant exercise price.

Item 2. Subject Company Information -

(a) The Company's name, address, and telephone number of its principal executive offices are set forth on page 2 of the 2007 Rights Prospectus.

(b) The exact title and number of shares outstanding of the Company's common stock as of May 12, 2009, was set forth on the cover of the Q2 2009 10-Q/A.

(c) The trading market and price of the Company's common stock was set forth in is set forth on page 5 of the 2008 10-K. There is and was no established trading market for the warrants.

Item 3. Identity and Background of Filing Person - The Company's name, address, and telephone number of its principal executive offices are set forth on page 2 of the 2007 Rights Prospectus.

Item 4. Terms of the Transaction -

The terms of the transaction (Item 1004 (a)(1) of Regulation M-A) were set forth as follows:

(i) the Prospectus Supplement described that all of the outstanding warrants were entitled to participate on the same terms to purchase shares of Common Stock at the reduced exercise price during the term of the offer;

(ii) the Prospectus Supplement and the Amendment to the Warrant Agreement (filed as Exhibit 4.1 to the Announcement 8-K) described exercise price reduction available to all warrant holders;

(iii) the Prospectus Supplement and the Amendment to the Warrant Agreement announced the scheduled expiration date;

(iv) not applicable, as the offer was made by the issuer;

(v) not applicable, as the offer was not intended to be extended;

(vi) the warrant exercises were, by their terms, irrevocable as provided in the form of "Election to Purchase" contained on the reverse of each warrant certificate contained as Appendix C to the 2007 Rights Prospectus and filed as Exhibit 4.2 to the Registration Statement;

( Page 5 )

(viii) the information under the heading "Warrants" on page 25 of the 2007 Rights Prospectus, the form of Warrant Agreement contained as Appendix D thereto and filed as Exhibit 4.3 to the Registration Statement, as amended by the Amendment to the Warrant Agreement (filed as Exhibit 4.1 to the Announcement 8-K), and the form of Warrant contained as Appendix C to the 2007 Rights Prospectus and filed as Exhibit 4.2 to the Registration Statement, describe the manner in which exercise of the warrants for shares of Common Stock would be accepted by the transfer agent on behalf of the Company;

(ix) not applicable, as the offer was available on the same terms to all warrant holders;

(x) no further explanation of any material differences in the rights of security holders as a result of the transaction was required since the 2007 Rights Prospectus, under the heading "Description of Securities to be Registered" (on pages 24-25), described the rights of the warrant and Common Stock holders and the Prospectus Supplement described the rights of the warrant holders during the offer; (xi) a brief statement as to the accounting treatment of the transaction, if material; and

(xii) the federal income tax consequences of the receipt of the warrants upon exercise of a subscription right and the tax basis for such warrant were described under the heading "Summary of United States Federal Income Tax Consequences" on pages 26-28 of the 2007 Rights Prospectus.

The ability of any officer, director or affiliate of the Company to participate in the offer (Item 1004(b) of Regulation M-A) depended on whether that individual owned warrants. If so, such individual was entitled to participate on the same terms as any other warrant holder. The 2009 Proxy Statement at pages 18-19 set forth the ownership of warrants by each officer, director and beneficial holders of 5% or more of the Company's Common Stock.

Item 5. Past Contacts, Transactions, Negotiations and Agreements -

The Company's 2009 Proxy Statement described the equity compensation arrangements between the Company and its employees. The 2007 Rights Prospectus, the Warrant Agreement contained as Appendix D thereto and filed as Exhibit 4.3 to the Registration Statement, and the Amendment to the Warrant Agreement filed as Exhibit 4.1 to the Announcement 8-K, describe the terms of the outstanding warrants.

Item 6. Purposes of the Transaction and Plans or Proposals -

The Prospectus Supplement described the Company's intention to raise capital to support the Company's business plan.

Item 7. Source and Amount of Funds or Other Consideration -

The Company only lowered the exercise price of the outstanding warrants and did not purchase any outstanding securities and, thus, did not require any sources of funding or financing. Accordingly, no disclosure on those particular issues was required.

Item 8. Interest in Securities of the Subject Company -

Since the offer was made by the Company pursuant to the 2007 Rights Prospectus and the Prospectus Supplement, no disclosure of ownership is required. The only transactions by the Company in the warrants or Common Stock during the 60 days preceding the offer was upon the grant or exercise of outstanding compensatory stock options and warrants or regular payments of directors' fees in Common Stock.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used -

The Company did not directly or indirectly employ, retain, or compensate any person to make solicitations or recommendations in connection with the transaction and, therefore, no disclosure was required.

( Page 6 )

Item 10. Financial Statements -

Not applicable, because the offer in connection with the warrant reduction price did not require any funds of the Company and was not subject to any financing condition, and the Company is and was a public reporting company under Section 13(a) or 15(d) of the Securities Act that files reports electronically on EDGAR, and the offer was for all outstanding warrants.

Item 11. Additional Information - Furnish the information required by Item 1011 of Regulation M-A.

Any material agreements, regulatory requirements, or legal proceedings, and any additional material information was disclosed by the Company in the 2007 Prospectus under the heading "Risk Factors", the 2008 10-K under Item 1 - "Risk Factors", and Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the Q2 2009 10-Q under Item 2 - "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company believes that the disclosures made in those filings regarding any material agreements, regulatory requirements, or legal proceedings, and any additional material information was comparable to that required by Item 1011 of Regulation M-A.

Item 12. Exhibits -

The exhibits required by Item 1016(a) and (d) of Regulation M-A were either included as appendices to the 2007 Rights Prospectus or were attached as exhibits to the Registration Statement or other filings incorporated in the 2007 Prospectus by reference. The exhibits required by Item 1016(b), (g), and (h) of Regulation M-A were not applicable to the warrant price reduction and, therefore, were not required.

( Page 7 )